UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2801 BRISTOL ST., SUITE 100
                          (No. and Street)

COSTA MESA   CALIFORNIA   92626
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JOHN H. NORBERG   714/444-4300
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
                    (Name – if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

12014846

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ JOHN H. NORBERG _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ STANDARD INVESTMENT CHARTERED INCORPORATED _____ , as of _____ DECEMBER 31 _____, 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Signature
JOHN H. NORGERG
CHAIRMAN OF THE BOARD/CFO
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of __LOS ANGELES__

Subscribed and sworn to (or affirmed) before me on this

__21ST__ day of __FEBRUARY__ , 20__12__ , by
Date   Month   Year

(1)___GREGORY A. GOODYEAR_____ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (V)

(and

(2)_____ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
Signature of Notary Public
GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

SEC ANNUAL AUDITED REPORT
Title or Type of Document:__FORM X-17 A-5, PART III__

Document Date: __FEBRUARY 14, 2012__ Number of Pages: ___15___

Signer(s) Other Than Named Above: __JOHN H. NORBERG__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)

CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Long Beach, California
February 14, 2012

-1-

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	21,192
Commissions receivable		49,270
Notes receivable		43,667
Investments - Others		214,582
Property and equipment, net of accumulated depreciation of $17,195		-
Other assets		7,194
Total assets	$	335,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	2,615
Total liabilities		2,615
Commitments		-

Stockholders' equity:
Common stock without par value; authorized
100,000 shares; issued and outstanding – 30,000 shares $ 30,100
Retained earnings   303,190

Total stockholders' equity		333,290
Total liabilities and stockholders' equity	$	335,905

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions and concessions		$ 375,318
Management fees		1,032,400
Interest and dividend income		734
Other income		2,500
Total revenues		1,410,952
Expenses:		
Accounting	$ 21,383	
Auto	10,855	
Bank charges	3,042	
Business promotions	45,500	
Commissions	13,524	
Clearing fees	21,557	
Consulting fees	19,024	
Contributions	2,542	
Dues and memberships	26,972	
Filing fees	4,912	
Insurance	47,982	
Interest	2,689	
Meals and entertainment	81,585	
Management fees	371,439	
Legal fees	6,032	
Salaries and benefits	385,023	
Office supplies and expense	51,927	
Outside services	18,226	
Payroll taxes	29,430	
Postage and delivery	3,140	
Rent	77,506	
Telephone	16,920	
Travel	83,215	
Utilities	3,599	
Other	5,156	
Total expenses		1,353,180
Income before income taxes		57,772
Income taxes		(800)
Net income		$ 56,972

The accompanying notes are an integral part of these financial statements.

	Common Stock	Retained Earnings	Total
Balance at December 31, 2010	$ 30,100	246,218	276,318
Net income for the year ended December 31, 2011	-	56,972	56,972
Balance at December 31, 2011	$ 30,100	303,190	333,290

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 56,972
Adjustments to reconcile net income to net cash provided by for operating activities:		
Increase in receivables - commissions	$ (38,409)	
Increase in accounts payable and accrued expenses	668	
Total adjustments		(37,741)
Net cash flows provided by operating activities		19,231
Cash flows from investing activities:		
Additional funds disbursed – Notes receivable	(4,532)	
Additional investments	(24,253)	
Net cash flows used for investing activities		(28,785)
Cash flows from financing activities		-
Net decrease in cash		(9,554)
Cash and cash equivalents at beginning of year		30,746
Cash and cash equivalents at end of year		$ 21,192

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800
Cash paid during the year for interest expense	$ 2,689

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis and uses the trade date basis for recording all security transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of five to seven years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

<u>(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued</u>

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

<u>Fair Value</u>

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. Company defines fair value, thereby eliminating inconsistencies in guidance fund in various prior accounting pronouncements, and increases disclosures surrounding affair value calculations.   It also establishes a three-tiered fair value hierarchy that prioritizes inputs in valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

<u>(2)   INVESTMENTS - OTHER</u>

Investments - Other consists of the following:

Investment in limited partnership	$ 108,280
Investment in country club membership	8,751
Investment in an LLC	97,551
Total	$ 214,582

(2)   INVESTMENTS – OTHER, Continued

The above investments are considered Level 3 in the hierarchy established by current standards as the investments in the limited partnership and the LLC have no public market listing or other observable inputs and relate to real estate purchases for future development and resale when the economy is more favorable. Management believes the current value would approximate the original cost of the land which has been recently purchased. The Company has chosen to use cost as the market value at this time.

(3)   NOTES RECEIVABLE – RELATED ENTITY

The Company has executed a secured note receivable with an outstanding balance of $43,667 under a line of credit not to exceed $600,000. These amounts are advanced to a related corporation and secured by certain patents. The amounts due under this line of credit are due and payable on demand, and provides for interest at 7.5 percent.

(4)   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 17,195
Less accumulated depreciation	(17,195)
Net property and equipment	$ -

(5)   INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	800	-	800
Total	$ 800	$ -	$ 800

(5)   INCOME TAX EXPENSE, Continued

As required by the Income Taxes Topic of FASB ASC, the Company accounts for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on investments for tax and financial reporting purposes and approximately $178,000 of net operating loss carryforwards which expire through 2030.

The above deferred items give rise to a potential net deferred tax asset as follows:

Deferred tax asset	$ 10,000
Less valuation allowance, due to uncertainty in Company's future profitability	(10,000)
Net deferred tax asset	$ -

The valuation allowance decreased $33,000 in the current year.

(6)   LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in June 2013. The lease provides for a minimum monthly rent ranging from $5,999 at its inception to $6,752 in its final year. The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2012	$ 79,850
2013	40,511
	$ 120,361

Total rental expense for 2011 amounted to $77,506.

(7)   CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(8)   RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling approximately $1,032,400 from a related limited liability company where the managing member is the majority stockholder of the Company.

(9)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 14, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

(10)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to I. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2011, net capital was $67,847 which exceeded the required minimum capital by $62,847. The aggregate indebtedness to net capital ratio was 0.04 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total equity from statement of financial condition		$ 333,290
Less non-allowable assets:		
Notes receivable	$ 43,667	
Other investments	214,582	
Other assets	7,194	
Total non-allowable assets		(265,443)
Net capital		$ 67,847

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 67,847
Excess net capital	$ 62,847

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 2,615
Ratio of aggregate indebtedness to net capital	0.04 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA agrees with the audited net capital above.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2011

Not Applicable -- The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

<u>REPORT ON INTERNAL ACCOUNTING CONTROL</u>

Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-14-

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodgear, LLP

Long Beach, California
February 14, 2012



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Standard Investment Chartered Incorporated.
Costa Mesa, CA 92626

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Standard Investment Chartered Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Standard Investment Chartered Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Investment Chartered Incorporated's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2012

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(33-REV 7/10)

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
040468   FINRA   DEC
STANDARD INVESTMENT CHARTERED INC     23*23
2801 BRISTOL ST STE 100
COSTA MESA CA 92626-5996
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) — $ _3407,_

   B. Less payment made with SIPC-6 filed (exclude interest) — (_1625,_)

   _7/27 ⅆ 8/1, 0_
   Date Paid

   C. Less prior overpayment applied — (___ø___)

   D. Assessment balance due or (overpayment) — _1782.00_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ _1782.00_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ _1782._

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Standard Investment Chartered Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _15TH_ day of _February_ , 20 _12_ .

President / _CEO_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,407,717_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _0_

    (2) Net loss from principal transactions in securities in trading accounts. _0_

    (3) Net loss from principal transactions in commodities in trading accounts. _0_

    (4) Interest and dividend expense deducted in determining item 2a. _0_

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _0_

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _0_

    (7) Net loss from securities in investment accounts. _0_

        Total additions _0_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _22,650_

    (2) Revenues from commodity transactions. _0_

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _21,557_

    (4) Reimbursements for postage in connection with proxy solicitation. _0_

    (5) Net gain from securities in investment accounts. _0_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _0_

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _0_

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _0_

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _708_

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii) _708_

        Total deductions _44,915_

2d. SIPC Net Operating Revenues $ _1,362,802._

2e. General Assessment @ .0025 $ _3407._

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